

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

DIVISION OF
CORPORATION FINANCE

VIA FACSIMILE AND U.S. MAIL

March 29, 2006

Rustom Jilla
Chief Financial Officer
Ansell Limited
Level 3, 678 Victoria Street
Richmond, Victoria, 3121 Australia

>   **RE: Form 20-F for Fiscal Year Ended June 30, 2005**
>   **Form 20-F for Fiscal Year Ended June 30, 2004**
>   **File No. 0-15850**

Dear Mr. Jilla:

We have completed our review of your Forms 20-F and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or in his absence, to Nudrat Salik, at (202) 551-3692.

Sincerely,

Rufus Decker
Accounting Branch Chief